# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fortress Value Acquisition Corp. V, CIK 0001850733
CUSIP: G3645T104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share, of the Issuer.
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 46th Floor, New York, New York (NY), 10105
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002103091

## Reporting persons
- Fortress Value Acquisition Sponsor V LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,357,500; sole dispositive power 0; shared dispositive power 7,357,500; aggregate amount beneficially owned 7,357,500 (20.4% of the class)
  Comment: Rows 6, 8 and 9: Amounts consist of 200,000 Class A ordinary shares of the Issuer, par value $0.0001 per share (the "Class A ordinary shares") and 7,157,000 Class A ordinary shares that will be acquirable upon conversion of 7,157,500 Class B ordinary shares, par value $0.0001 per share ("Class B ordinary shares") of the Issuer. Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-293340).
  
  Row 11: Calculation of the percent is based on 28,950,000 shares of the Issuer's Class A ordinary shares issued and outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed April 30, 2026 and assuming the conversion of all the Class B ordinary shares held by Fortress Value Acquisition Sponsor V LLC.

## Item 1. Issuer
Name of issuer: Fortress Value Acquisition Corp. V
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 46th Floor, New York, NY 10105

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Fortress Value Acquisition Sponsor V LLC (the "Reporting Person").
Address of principal business office or, if none, residence:
The principal business address of the Reporting Person is:
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
Citizenship: The Reporting Person is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page which relate to the beneficial ownership of the Class A ordinary shares, as of March 31, 2026, are incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own 200,000 Class A ordinary shares and 7,157,000 Class A ordinary shares that will be acquirable upon conversion of 7,157,500 Class B ordinary shares. Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for one basis subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-293340).

The Reporting Persons may be deemed to beneficially own approximately 20.4% of the Company's Class A ordinary shares, based on 28,950,000 Class A ordinary shares issued and outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed April 30, 2026 and assuming the conversion of all the Class B ordinary shares held by Fortress Value Acquisition Sponsor V LLC.
Percent of class:
The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page which relate to the beneficial ownership of the Class A ordinary shares, as of March 31, 2026, are incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own 200,000 Class A ordinary shares and 7,157,000 Class A ordinary shares that will be acquirable upon conversion of 7,157,500 Class B ordinary shares. Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for one basis subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-293340).

The Reporting Persons may be deemed to beneficially own approximately 20.4% of the Company's Class A ordinary shares, based on 28,950,000 Class A ordinary shares issued and outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed April 30, 2026 and assuming the conversion of all the Class B ordinary shares held by Fortress Value Acquisition Sponsor V LLC.
Sole power to vote or to direct the vote:
The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page which relate to the beneficial ownership of the Class A ordinary shares, as of March 31, 2026, are incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own 200,000 Class A ordinary shares and 7,157,000 Class A ordinary shares that will be acquirable upon conversion of 7,157,500 Class B ordinary shares. Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for one basis subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-293340).

The Reporting Persons may be deemed to beneficially own approximately 20.4% of the Company's Class A ordinary shares, based on 28,950,000 Class A ordinary shares issued and outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed April 30, 2026 and assuming the conversion of all the Class B ordinary shares held by Fortress Value Acquisition Sponsor V LLC.
Shared power to vote or to direct the vote:
The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page which relate to the beneficial ownership of the Class A ordinary shares, as of March 31, 2026, are incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own 200,000 Class A ordinary shares and 7,157,000 Class A ordinary shares that will be acquirable upon conversion of 7,157,500 Class B ordinary shares. Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for one basis subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-293340).

The Reporting Persons may be deemed to beneficially own approximately 20.4% of the Company's Class A ordinary shares, based on 28,950,000 Class A ordinary shares issued and outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed April 30, 2026 and assuming the conversion of all the Class B ordinary shares held by Fortress Value Acquisition Sponsor V LLC.
Sole power to dispose or to direct the disposition:
The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page which relate to the beneficial ownership of the Class A ordinary shares, as of March 31, 2026, are incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own 200,000 Class A ordinary shares and 7,157,000 Class A ordinary shares that will be acquirable upon conversion of 7,157,500 Class B ordinary shares. Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for one basis subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-293340).

The Reporting Persons may be deemed to beneficially own approximately 20.4% of the Company's Class A ordinary shares, based on 28,950,000 Class A ordinary shares issued and outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed April 30, 2026 and assuming the conversion of all the Class B ordinary shares held by Fortress Value Acquisition Sponsor V LLC.
Shared power to dispose or to direct the disposition:
The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page which relate to the beneficial ownership of the Class A ordinary shares, as of March 31, 2026, are incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own 200,000 Class A ordinary shares and 7,157,000 Class A ordinary shares that will be acquirable upon conversion of 7,157,500 Class B ordinary shares. Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for one basis subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-293340).

The Reporting Persons may be deemed to beneficially own approximately 20.4% of the Company's Class A ordinary shares, based on 28,950,000 Class A ordinary shares issued and outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed April 30, 2026 and assuming the conversion of all the Class B ordinary shares held by Fortress Value Acquisition Sponsor V LLC.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Fortress Value Acquisition Sponsor V LLC: /s/ Daniel N. Bass, Daniel N. Bass / Chief Financial Officer (05/07/2026)